CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
April 10, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-14901

Dear Ms. Jenkins:
This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated April 22, 2013. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.
Form 10-K for Fiscal Year Ended December 31, 2012
Financial Statements and Supplementary Data
Note 10 – Property, Plant and Equipment, page 145
1. We note your response to our prior comment 2. In relation to mining properties that have been idled, you state “the remaining reserves associated with these complexes are evaluated for assignment to adjacent active mines as the Company redefines its long range mining plan.” Please tell us the frequency with which reserves of idled mines have been reassigned to adjacent active mines over the last two years. Please also elaborate upon the circumstances surrounding each significant instance by addressing the following, as applicable:

•	the events and changes in circumstances that brought about the reassignment;

•	the distance between the original mine and the reassigned mine;

•	the nature of infrastructure, equipment, labor and management shared between the original mine and the reassigned mine;

•	the amounts of reserves (tons) and capitalized costs reassigned;

•
how the reassigned costs and reserves affected your impairment testing (i.e. were any cash generating units changed and would an impairment have occurred had the costs and reserves not been reassigned); and,

•	any other factors you considered in supporting the reassignment of costs and reserves from one mine to another.
Company Response:
The company re-evaluates the long range mining operation plan as market conditions change, or at least annually. In the past 2 years, no coal reserves associated with ceased or idled operations have been reassigned to active operations.
In order for coal reserves to be reassigned from a ceased or idled operation to an active operation several criteria must be met. Examples of necessary criteria are as follows:

•	coal reserves at the idled operation must be contiguous to another active operation;

•	existing infrastructure and support facilities must be available at the active operation, excluding normal receding face activity, to economically extract the additional coal reserves ; and

•	the coal reserves being reassigned must be incorporated into the long range mining operational plan.

______________________________
Based on the responses provided, I believe the Company has satisfied the staff's request.
Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4367. My fax number is (724) 485-4834.

Very truly yours,

/s/ Lorraine L. Ritter

Lorraine L. Ritter
Vice President and Controller
(Principal Accounting Officer)